Exhibit 4.41

English Summary of the Strategic Cooperation Agreement regarding Dalian Wanda Commercial Properties Co., Ltd.

Reference is made to the Strategic Cooperation Agreement regarding Dalian Wanda Commercial Properties Co., Ltd. (hereinafter referred to as “the Agreement”) was made and entered as of January 27, 2018 by and among the following parties in Beijing, China:

Wanda Group:

1.                         Dalian Wanda Group Co., Ltd. (hereinafter referred to as “Wanda Group”)

Domicile: No. 539, Changjiang Road, Xigang District, Dalian, Liaoning

Legal representative: Wang Jianlin

Company:

2.                         Dalian Wanda Commercial Properties Co., Ltd. (hereinafter referred to as the “Company”)

Domicile: No. 539, Changjiang Road, Xigang District, Dalian, Liaoning

Legal representative: Ding Benxi

Investors:

3.                         Tencent Technology (Shenzhen) Co., Ltd. (hereinafter referred to as “Tencent”)

Domicile: 35F, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen

Legal representative: Ma Huateng

4.                         Beijing Jingdong Century Trading Co., Ltd. (hereinafter referred to as “Jingdong”)

Domicile: Suite 201, 2F, Block C, 18, Kechuangshiyi Street, Beijing Economical & Technological Development Zone, Beijing

Legal representative: Liu Qiangdong

(Tencent and Jingdong hereinafter collectively referred to as “Investors”, and Wanda Group, the Company and Investors hereinafter collectively referred to as the

“Parties” and individually referred to as a “Party”)

Background

A.                       Wanda Group is a joint stock limited company incorporated and validly existing under the laws of China, and is the controlling shareholder of the Company.

B.                       The Company is a joint stock limited company incorporated and validly existing under the laws of China, with a registered capital of RMB Four Billion, Five-Hundred and Twenty-Seven Million, Three-Hundred and Forty-Seven Thousand, Six Hundred (RMB 4,527,347,600) as of the signing date of the Agreement, and the share capital structure of the Company is separately set out in the Appendix to the Agreement.

C. In accordance with the terms and conditions of the Agreement, the Parties agree that, in this Transaction, the Investors will invest RMB Fifteen Billion (RMB 15,000,000,000) in aggregate or the equivalent amount in foreign exchange into the Company by purchasing shares held by the Delisting Investor (defined below) of the Company and Wanda Group (if applicable).

1. Definitions

“This Investment” or “this Transaction” shall mean a share transfer transaction contemplated under the Agreement.

“The Agreement” shall mean the “Strategic Cooperation Agreement regarding Dalian Wanda Commercial Properties Co., Ltd.”, and the occasional amendments, supplements and adjustments, as agreed by the Parties, to the Agreement, and its appendices and schedules.

“Wanda Group” has the meaning assigned in the preamble of the Agreement.

“The Company” has the meaning assigned in the preamble of the Agreement.

“Tencent” has the meaning assigned in the preamble of the Agreement.

“Jingdong” has the meaning assigned in the preamble of the Agreement.

“Investors” has the meaning assigned in the preamble of the Agreement.

“Party” and “Parties” have the meaning assigned in the preamble of the Agreement.

“Third Party” shall mean any person other than the Parties.

“Tencent Investment Amount” has the meaning assigned in paragraph 2.1 of this summary.

“Jingdong Investment Amount” has the meaning assigned in paragraph 2.1 of this summary.

“Investor’s Investment Amount” has the meaning assigned in paragraph 2.1 of this summary.

“Delisting Investor” has the meaning assigned in sub-paragraph 2.2.1 of this summary.

“Delisted Share Transfer Agreement” has the meaning assigned in sub-paragraph 2.2.1 of this summary.

“Delisted Share” has the meaning assigned in sub-paragraph 2.2.1 of this summary.

“Wanda Group Share Transfer Agreement” has the meaning assigned in sub-paragraph 2.2.2 of this summary.

“Transferred Wanda Group Share” has the meaning assigned in sub-paragraph 2.2.2 of this summary.

“Share Transfer” has the meaning assigned in sub-paragraph 2.2.2 of this summary.

“Closing” has the meaning assigned in paragraph 4.1 of this summary.

“Board of Directors” shall mean the board of directors of the Company.

“Commercial Authority” shall mean the Ministry of Commerce of China and its local offices, which have the authority to approve and/or record changes (including, but not limited to, share transfer) in the Company and other particulars.

“Administration for Industry and Commerce” shall means the corresponding Department of Industry and Commerce of China that has the authority to register the establishment, changes (including, but not limited to, share transfer) and other particulars.

“Related Party” shall mean, with respect to a particular person, (a) in the case of a natural person, the spouse or immediate relatives (regardless of kinship or adoption) of such person, or any trust that is created and maintained for the sole benefits of such person, his/her spouse and/or his/her immediate relatives; and (b) in the case of any person, any person controlling, controlled by and under common control with such particular person directly or indirectly through one or more media.

“Qualified Listing” shall mean the initial public offering and listing of the Company, or the merger and acquisition or restructuring of the Company with a listed company, or the back door listing of the Company, on the stock exchange located in Shanghai or Shenzhen, or the Hong Kong Special Administrative Region of China, or any other internationally recognized stock exchange upon which the Investors agree, in accordance with securities exchange laws and regulations of the applicable jurisdiction.

“Contract” shall mean any written agreement, arrangement, undertaking, promise, franchise, compensation, deed, instrument, lease, license, permission or binding memorandum of understanding.

“Control” (including the corresponding terms “controlling”, “controlled” and “under common control with”) shall mean, with respect to any person, the ownership of the power to direct, directly or indirectly, the management or policies of such person (in connection with operational control, financial control or other control), whether through the ownership of voting securities or by means of a contract or otherwise.

“Affiliate” shall mean any person, other than a natural person, in which the Company directly or indirectly holds more than fifty percent (50%) of voting rights or which is controlled by the Company.

“Wanda Commercial” shall mean the Company and/or affiliate.

“Encumbrance” shall mean any obligation or guarantee of any person or a mortgage, guarantee, pledge, lien, deed of guarantee, deed of trust, reservation of right, security interest or any other third-party right and its agreement or arrangement that vests preferential payment right of any kind in such person.

“Hong Kong dollars” or “HKD” shall mean the legal tender in the Hong Kong Special Administrative Region of China

“Renminbi” or “RMB” shall mean the legal tender in China.

“Person” shall be interpreted as broadly as possible, and shall include individuals, partnerships (including but not limited to limited partnerships), corporations, associated enterprises, joint stock limited companies, limited liability companies, trusts, joint ventures or joint enterprises (including Sino-foreign equity joint ventures and Sino-foreign contractual joint ventures), non-corporate organizations, and governmental authorities.

“Applicable law” shall mean, with respect to any person, any constitution, treaty, statute, law, regulation, decree, standard, rule, or other governmental restriction or any similar administrative regulation, and administrative rule of any governmental authority applicable to such person or any property or undertaking thereof, or related provisions in connection with the interpretation and implementation of any of the foregoing.

“Tax and duty” shall mean any and all payable taxes (including but not limited to any income tax, business tax, stamp duty or other tax, duty, charge, expense, deduction, penalty or withholding tax that is imposed, collected or alloted).

“Litigation” shall mean any litigation, lawsuit, legal proceeding, claim, arbitration or investigation.

“Loss” shall mean any and all direct or indirect losses, liabilities, damages, deficit, value impairment, litigation, debts, interests, benefits, fines, expenses, judgment or composition of any nature or type, including all related costs and expenses, including but not limited to attorney’s fee and expense, legal cost, arbitration cost, composition expenses and investigation expenses which are actually incurred. Where the Parties fail to reach an agreement regarding the amount of loss, the amount of loss determined by the arbitration commission shall prevail.

“Knowledge” shall mean, when referring to a person’s “knowledge”, the actual knowledge of such person, wherein such “knowledge” should be obtained through the appropriate inquiry and due diligence that should be conducted by such person as a prudent player in the business circle. Such due diligence includes the appropriate inquiry of directors, officers and professional advisors (including lawyers, accountants and consultants) of such person and their related party.

“Business Day” shall mean any day on which Chinese banks are usually open for business (excluding Saturdays, Sundays and legal holidays in China).

“Transferring Shareholder” has the meaning assigned in sub-paragraph 6.4.2 of this summary.

“Transferee” has the meaning assigned in sub-paragraph 6.4.2 of this summary.

“Confidential Information” has the meaning assigned in paragraph 8.1 of this summary.

“Governmental Authority” shall mean any government or its political subdivision, whether at central, provincial, autonomous region, municipal or local level, and whether administrative, legislative or judicial, including any representative office, power authority, council, bureau, commission, court, agency or any other department.

“Intellectual Property Asset” shall mean any and all patents, applications for patent, registered trademarks, service marks, application for trademarks, non-registered logos, trade names, registered designs, non-registered design rights, domain names, copyrights, copyright registrations and applications, and any other relevant right, invention and creation, utility model, design, key database, key computer software, and legal instruments lawfully recording the foregoing (if applicable).

“Material adverse effect” shall mean any substantial circumstance, change or adverse effect involving business undertaken by Wanda Commercial or involving Wanda Commercial as a whole.

“China” shall mean the People’s Republic of China, and excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan for the only and sole purpose of the Agreement.

2. The Transaction

2.1                  The Investment. Provided that the terms and conditions of the Agreement and other transaction documents are satisfied, the Parties agree that the investment equal to RMB Fifteen Billion (RMB 15,000,000,000) or equivalent amount of foreign exchange will be made by the Investors. The said investment amount shall consist of RMB Ten Billion (RMB 10,000,000,000) or equivalent amount of foreign exchange from Tencent (hereinafter referred to as “Tencent Investment Amount”) and RMB Five Billion (RMB 5,000,000,000) or equivalent amount of foreign exchange from Jingdong (hereinafter referred to as “Jingdong Investment Amount”), which, together with the Tencent Investment Amount, is collectively referred to as “Investor’s Investment Amount”.

2.2 Purchase of share.

2.2.1 Purchase of delisted shares. Subject to compliance with the Agreement, and limited to the Investor’s Investment Amount, the Investor shall firstly apply the Investor’s Investment Amount in Hong Kong dollars to purchasing those Company’s shares held by the following delisting investors introduced by the Company when its H shares are delisted from the Hong Kong market (hereinafter referred to as “Delisting Investor”) and to be sold by the delisting investors (hereinafter referred to as “Delisted Share”), and shall sign a share transfer agreement with the respective delisting investor (hereinafter referred to as “Delisted Share Transfer Agreement”, and such agreement shall without changing the main provisions thereof, then be subject to the finalized version determined by the Investor and Delisting Investor through negotiations):

Wanda Group and the Company hereby acknowledge that if conditions precedent to closing are not satisfied, the Investor is under no obligation to complete the purchase and closing of the delisted share; the Investor’s purchase of the delisted share is based on representations and warranties made by Wanda Group and the Company under Article 5 of the Agreement, and other obligations assumed by Wanda Group and the Company, and if, after the Investor completes closing of the delisted share, Wanda Group and/or the Company is found to be in breach of any obligation under the Agreement (including representations and warranties in the Appendix thereto), Wanda Group and/or the Company shall be liable for compensation or indemnity to each Investor, and each Investor is entitled to claim against Wanda Group on the basis of the Investor’s Investment Amount such Investor actually pays, even though Wanda Group does not sell any share to the Investor.

2.2.2        Purchase of shares held by Wanda Group. Subject to compliance with the Agreement, if there is any balance of the Investor’s Investment Amount resulting from the purchase of delisted shares, the Investor shall sign a share transfer agreement with Wanda Group (hereinafter referred to as “Wanda Group Share Transfer Agreement”, which shall contain customary transaction clauses for a share transfer transaction, including but not limited to closing conditions and representations and warranties provided by Wanda Group and the Company and identical to those contained herein, but shall not be beyond the transaction conditions agreed herein), and shall apply such balance to purchasing a portion of shares transferred by Wanda Group (hereinafter referred to as “Transferred Wanda Group Share”).

The Investor’s purchase of delisted shares and the Transferred Wanda Group Share (if applicable) are hereinafter collectively referred to as “Share Transfer”.

For avoidance of doubt, the Parties acknowledge that if calculations show that the remaining Investor’s Investment Amount of each Investor resulting from the Investor’s purchase of the delisted share and/or transferred Wanda Group Share by utilizing the Investor’s Investment Amount becomes insufficient for purchasing one (1) whole share of the Company due to the restriction of the aggregate Investor’s Investment Amount, the Investor shall pay an extra amount to further respectively purchase one (1) whole share of the Company.

2.3 Share Purchase Price.

2.3.1 Purchase Price of Delisted Shares.

Unit purchase price of shares held by domestic delisting investor shall be calculated according to a certain formula as agreed by the Parties.

2.3.2        Unit purchase price of Transferred Wanda Group Share.

The unit price at which the Investor purchases the Transferred Wanda Group Share shall be the Investor Unit Price. The Investor is entitled to purchase Transferred Wanda Group Shares in either HKD or RMB. The Investor Unit Price shall be RMB Fifty-Three Point Six Five (RMB 53.65)/share if the Investor purchases the Transferred Wanda Group Share in Renminbi. If the Investor purchases the Transferred Wanda Group Share in Hong Kong dollars, the Investor Unit Price shall be calculated based on benchmark exchange rate as stated in the Agreement.

2.4 Order of Share Purchase. The Parties acknowledge that unless otherwise agreed by the Investor, Tencent and Jingdong shall and in proportion to the Investor’s Investment Amount paid by each of them, apply the Investor’s Investment Amount to purchasing the delisted shares and Transferred Wanda Group Shares in the same order under the terms and conditions of the Agreement until all delisted shares to be sold by all delisting investors and Transferred Wanda Group Shares are purchased.

2.5                  Time Limit for Purchase of Shares. Wanda Group and the Company shall endeavor to procure the delisting investor to execute the delisted share transfer agreement and complete the transfer of delisted shares as soon as possible.

3.                         Deposit

3.1                  Payment of deposit. The Investor shall pay the Company deposit for the transaction on the business day immediately following execution of the Agreement.

3.2                  Refund of deposit.

3.2.1 On and before the stipulated deadline, if the closing of delisted shares and/or the closing of Transferred Wanda Group Share cannot take place due to an Investor, such Investor is not entitled to demand the Company to refund deposit it has paid.

3.2.2 On and before the stipulated deadline, if the closing of Transferred Wanda Group Shares cannot take place due to Wanda Group and/or the Company, the Company shall, within ten (10) business days following the stipulated deadline, refund double deposits to the Investor.

3.2.3 On and before the stipulated deadline, if the closing cannot take place for any reason beyond the control of the Parties, the Company shall, within ten (10) business days following the stipulated deadline, refund the full deposit to the Investor.

4.                         Closing

4.1                  Closing under this share transfer includes the closing of delisted shares and Transferred Wanda Group Shares. The closing of delisted shares and the closing of Transferred Wanda Group Shares are collectively referred to as “Closing”.

5.                         Representation and warranty

5.1                  Representation and warranty of the Company and Wanda Group. The

Company and Wanda Group jointly make representations and warrants to the Investor:

5.1.1 Unless specially agreed or disclosed, the representations and warranties provided are true, accurate, complete, and not misleading in all material aspects.

5.1.2 Enforceability. After being executed and delivered, the Agreement will constitute lawful, valid and binding obligation and is enforceable.

5.1.3 Internal approval. Wanda Group and the Company have obtained any and all internal approval necessary for this transaction.

5.2 Representation and warranty of Investor. The Investor hereby severally but not jointly makes the following representations and warranties to other Parties. Such representations and warranties are true, accurate, complete and not misleading in all material aspects.

5.2.1 Lawful incorporation. The Investor is formally and lawfully incorporated and validly existing under the laws of its registration place.

5.2.2        Authority. The Investor has the necessary power, authority and capacity to enter into the Agreement and the transaction document made thereunder, and to fulfill their obligations under the Agreement and thereunder. The Agreement and transaction document made thereunder, after being signed and delivered by the Investor, will constitute the valid and binding obligation of the Investor, and will be enforceable against the Investor under terms of the Agreement and thereof.

5.2.3 Internal approval. The Investor has obtained any and all internal approval necessary for this transaction.

5.2.4        Source of fund. Each Investor warrants that its Investor’s Investment Amount is its own funds (foreign exchange) of which it has the ownership and right of disposal, wherein the source and use of such investment amount comply with the national laws and regulations.

5.2.5        Listing coordination. The Investor agrees that it will endeavor to coordinate with the Company in connection with the application for qualified listing.

6.                         Post-closing agreements among shareholders

6.1                  Appointment of director.

The board of directors of the Company will then consist of nine (9) directors, one of whom shall be nominated by Tencent.

6.3                  Restrictions on transfer.

6.3.1 Without changing the actual controlling person of the Company, Wanda Group shall not and it shall ensure that its controlling person as a shareholder of the Company and its affiliates will not transfer any shares they hold in the Company.

6.3.2        Prior to December 31, 2021 or the date of qualified listing of the Company, whichever comes first, any Investor shall transfer any shares held by same in the Company to any third party other than any affiliate of such Investor.

6.4                  Preemptive right.

6.4.1        Wanda Group undertakes and it shall ensure that its affiliates undertake that, from the date on which all the Investors pay the Investor’s Investment Amount in full, if Wanda Group or its affiliates directly or indirectly transfer the shares it holds in the Company (provided that such transfer does not breach paragraph 7.3 of the Agreement), the Investor enjoys the preemptive right under the same conditions, unless such shares are transferred for the purpose of solving matters related to a delisting investor.

6.4.2        If Wanda Group and its affiliates (hereinafter referred to as “Transferring Shareholder”) intend to directly or indirectly transfer or sell the whole or a portion of the shares held by them in the Company to any entity (“Transferee”), Wanda Group shall and it shall ensure other transferring shareholders to immediately notify the Investor in writing, truthfully stating the number of shares to be transferred, the transfer price and the main conditions of transfer. The Investor has the right (but is not obliged) to preferentially purchase shares to be transferred by the transferring shareholder, under the terms and conditions proposed by the transferee, to the transferring shareholder, or under the terms and conditions of proposed by the transferring shareholder, to the transferee,

6.5                  Co-sale Right.

6.5.1 From the date on which all the Investors pay the Investor’s Investment Amount in full, if Wanda Group and its affiliates intend to further transfer shares in addition to the permitted share transfer under paragraph 7.3 of the Agreement, and such share transfer has been approved by the Investor, and the Investor, at its sole discretion, fails to exercise or waives the preemptive right under the paragraph 7.4 of the Agreement, the Investor has the right (but is not obliged) to sell a certain proportion of shares it holds to the transferee under the terms and conditions entered into by and between the transferring shareholder and the transferee with respect to the shares to be transfered

6.6                  Anti-dilution.

6.6.1 If the Company, from the date on which all the Investors pay the Investor’s Investment Amount in full, increases its registered capital or issues new shares (or securities convertible or exercisable into shares), and the price per share corresponding to such registered capital increase or issuance of new shares is lower than the Investor Unit Price (which shall be adjusted accordingly if the Company converts the capital reserve into share capital, declares and pays a stock bonus, divides shares, reduces the number of shares, allots shares, pays dividends, and privately places new shares with old shareholder(s)), the Investor has the right to request an adjustment of the price at which such Investor acquires a share of the Company in the broad-based weighted average method, and to re-determine the number of the Company’s shares to which such Investor is entitled.

6.7 Liquidation Priority.

6.7.1        Liquidation Priority. In the event that the Company goes through liquidation or dissolution (whether voluntary or involuntary), or (b) any events that can be deemed as liquidation (as defined below, collectively referred to as “Liquidation Events” with item (a)), unless otherwise agreed by the Investors, Wanda Group shall and Wanda Group shall guarantee its affiliates to, in accordance with the respective requirements of the Investors, suggest the general meeting of shareholders to liquidate the Company and vote in favor of said liquidation at the general meeting of shareholders.

During the liquidation, the Company shall distribute the remaining distributable assets of the Company in accordance with the proportion of the Company’s shares held by each shareholder. Wanda Group promises that when any Investor hasn’t fully recovered the liquidation revenue that is distributed based on the proportion of shares it then holds, Wanda Group, and Wanda Group shall guarantee its affiliates not to obtain any distributed income from the liquidation of the Company.

6.7.2 After the Deemed Liquidation Events take place, the Investors are respectively entitled to choose to sell all or part of the Company’s shares it holds along with other shareholders without liquidating the Company.

In the event of next liquidation, the Investors shall still be entitled to exercise all the rights stipulated in paragraph 7.8 of the Agreement for unsold shares.

6.8 Investors’ Right to Know.

Apart from the information provided by the Company to its shareholders in accordance with associated laws and regulations, the Company shall, since the date on which all the Investors pay the Investor’s Investment Amount in full, deliver to the Investors the following relevant documents or provide relevant information:

(1) Within thirty (30) days after the end of each quarter, submit the unaudited consolidated financial statements of the Company of the current quarter;

(2) Within ninety (90) days after the end of each fiscal year, submit the audited annual consolidated financial statements of the Company; and

(3) Within five (5) business days after any incidents that may have a material adverse effect on Wanda Commercial took place or is possible to take place in accordance with reasonable judgment, submit the description with respect to said incidents.

6.9 Shareholding Conversion

If the Company intends to re-organize, including but not limited to the use of other domestic entities (hereinafter referred to as “New Entities”) for the qualified listing of the Company’s business, or build a new offshore financing structure (whether through the VIE structure or not) for the purpose of qualified overseas listing, the Investors are entitled to require Wanda Group or the Company to repurchase all of the Company’s equity then held by the Investors, in accordance with the total Investor’s Investment Amount, and meanwhile fully invest the fund obtained via such repurchase in the New Entities or the entities listed overseas after the re-organization (hereinafter referred to as “Overseas Listed Entity”), thus holding the same proportion of equity/shares in the New Entities or Overseas Listed Entities as that of paid-up registered capital in the Company prior to the reorganization (herein referred to as “Shares”), and such shares shall be deemed as having the same protective rights and priority as the Agreement. In terms of Overseas Listed Entities, the Investors or their respective affiliates shall also enjoy the common rights in such foreign transactions as the stock registration right, conversion right, voting right, etc. (hereinafter referred to as Holding Conversion), in addition to rights and interests offered by the Agreement and those endowed by other transaction documents. For avoidance of doubt, if during the process of Holding Conversion, there are any costs and expenses (including but not limited to tax) arising due to whatever reasons to the Investors, such costs and expenses shall be borne by the Company, or by Wanda Group if the Company is unable to bear. However, the additional payment of taxes and exchange losses, during sales of shares, due to the reduction of book investment costs of Investors, which is caused by the Holding Conversion, shall be compensated by Wanda Group and/or by the Company to the Investors in full amount.

The Parties acknowledge that if the Company itself serves as the subject for qualified listing, it does not constitute the Holding Conversion.

7. Indemnification

7.1 Wanda Group and the Company acknowledge that, in terms of the representations and warranties, unless the Investors file a claim for compensation within two (2) years after the Investors have paid all of the Investor’s Investment Amount, Wanda Group and the Company have no any obligations to make indemnification.

7.2 The Company and Wanda Group shall jointly indemnify, defend and hold harmless various Parties from and against all the losses arising out of or in connection with or resulting from the direct or indirect violation of statements, guarantees and promises set out in the Agreement and other transaction documents by the Company and/or Wanda Group. The Investors are entitled to make claims to the Company and/or Wanda Group respectively for the losses they have suffered.

7.3 The Investors shall not be subject to any responsibilities for any losses,

liabilities, obligations, debts, taxes or other affairs of the Company, (whether related to the contract or not) arising from or related to the events that take place before the Investors have paid all of the Investor’s Investment Amount.

7.4 The Investors shall, individually and not jointly indemnify, defend and hold harmless various Parties from and against the losses arising out of or in connection with or resulting from the direct or indirect violation of statements, guarantees and promises made and transaction documents or other agreements by the Investors.

7.5 Wanda Group agrees that, unless otherwise provided or disclosed in the Agreement, Wanda Group shall be subject to any responsibilities for any losses, liabilities, obligations and debts related to Wanda Commercial (whether related to the contract or not), which has arisen from the violation of representation and warranty of the Agreement, as well as from the events that take place before the Investors have paid all of the Investor’s Investment Amount.

8. Confidentiality and Prohibition of Disclosure

8.1                  Confidentiality. Since the Agreement is officially signed, each party, unless otherwise agreed unanimously by various parties involved, shall prompt each person under its control to keep in secret the terms, conditions and existence of the Agreement and any transaction documents, each party’s identity, and any other information as is received from or prepared by the other Parties, which are not allowed to be disclosed and meanwhile in direct connection with the Agreement or aforesaid documents (hereinafter referred to as “Confidential information”); however, either Party may disclose the confidential information or allow said confidential information to be disclosed in the following circumstances: (a) within the scope of disclosure required by applicable laws or any rules of the Exchange; however, the party involved shall, to the extent that is feasible and permitted by applicable laws, immediately notify the other parties in writing of such fact, and (with close cooperation and reasonable efforts of other parties), take all reasonable efforts to try to obtain the protective orders, confidential treatment or other appropriate remedies; and in such circumstance, the party involved shall only provide the part of the confidential information that is legally required to be disclosed, and shall make every reasonable effort to keep such confidential information in secret in accordance with the reasonable requirements of any other party; (b) in order to perform the obligations as are clearly specified under the Agreement, and where the disclosure to the managers, directors, employees, investors, partners, shareholders and professional advisors is necessary, the persons who have acquired any confidential information disclosed by the party involved promise to abide by the duty of confidentiality to which the party involved is also subject, provided that they have been told the confidential nature of said information. For avoidance of doubt, the confidential information does not include the following information: (i) information that has been legally acquired by the recipient prior to the disclosure, and (ii) information that has been disclosed to the public not because of the violation of this paragraph 8; (iii) information that is legally acquired by the recipient from a third party; the recipient in question does not know that said third party has violated any laws or obligations of the Contract that prohibit it from disclosing the information.

8.2 Information Release. Without the prior written consent of various parties involved, either party shall not publish any news in relation to the Agreement, any transaction documents and this investment in press conferences, conferences, advertisements, announcements, professional or industry publications, marketing materials, or in whatever other ways. However, the circumstances in which various Parties are required to make announcements or reports by applicable laws or requirements of competent government agencies are not included; but prior to the official publication of the announcements or reports, all parties involved shall discuss with each other to determine the scope of the announcements or reports.

9.                         Investor Information Protection

9.1                  Without the prior written consent of Tencent, regardless of whether or not Tencent and/or its affiliates are shareholders of the Company at that time, Wanda Group and the Company shall not and shall ensure that Wanda Commercial may not infringe the intellectual properties of Tencent and/or its affiliates.

9.2                  Without the prior written consent of Jingdong, regardless of whether or not Jingdong and/or its affiliates are shareholders of the Company at that time, Wanda Group and the Company shall not and shall ensure that Wanda Commercial may not infringe the intellectual properties of Tencent and/or its affiliates.

10.                  Termination

10.1 Termination of the Agreement. The Agreement and this transaction shall be terminated as agreed by all Parties in writing. If the closing fails to be completed before the stipulated deadline for the reason of the Company and/or Wanda Group (rather than the omissions of government institutions, force majeure, the reasons of the investors or other similar reasons), or if the Company and/or Wanda Group have a material breach of contract under the Agreement or transaction documents, the investors are entitled to unilaterally terminate the Agreement after giving written notice to the other Parties. The Agreement shall be terminated immediately upon the issuance of such written notice by the investors, but such termination shall not affect the liability of Wanda Group and/or the Company for breach of contract. If the closing fails to be completed before the stipulated deadline for the reason of an investor (rather than the omissions of government institutions, force majeure, the reasons of the Company or Group or other similar reasons), the Company (and the Company has the right to represent Wanda Group) is entitled to unilaterally terminate the Agreement with this investor after giving written notice to this investor. The Agreement shall be terminated immediately upon the issuance of such written notice by the Company to this investor, but such termination shall not affect the liability of this investor for breach of contract.

10.2           Effect of Termination. If the Agreement is terminated pursuant to the above paragraph, the Agreement shall become void immediately and shall no longer remain in effect. For avoidance of doubt, if the investors unilaterally terminate the Agreement pursuant to the above paragraph, the investors shall not assume any liability for its unilateral termination of the Agreement. Meanwhile, if the Company unilaterally terminates the Agreement pursuant to the above paragraph, the Company and Wanda Group shall not assume any liability for unilateral termination of the Agreement by the Company.

11.                  Rescission of Agreement

11.1 Rescission of Agreement. The Agreement can be rescinded in the following ways:

11.1.1 All Parties agree to rescind the Agreement in writing;

11.1.2 In the event of any of the following circumstances, any non-defaulting Party to the Agreement may rescind the Agreement by informing the other Parties at least ten (10) business days in advance:

(1) The representation or warranty made by any Party to the Agreement is materially untrue, inaccurate or incomplete at the time of making such representation or warranty in the Agreement or at the date of full amount of the Investor Investment Amount having been paid by the investors;

(2) Any Party to the Agreement fails to fulfill the agreement, undertakings, and liabilities in accordance with the provisions of the Agreement, and does not take any effective remedies within thirty (30) days upon the issuance of written notice by other Parties.

11.2           Effect of Rescission of Agreement.

11.2.1 When the Agreement is rescinded pursuant to the provisions of paragraph 12.1 of the Agreement, the Agreement shall immediately be void.

11.2.2 After the rescission of the Agreement, the Parties shall return the considerations obtained from other Parties on the principle of fairness, reasonableness and good faith, and try to restore to the status when the Agreement has not been signed.

11.2.3 After the rescission of the Agreement, all rights and obligations of the Parties under the Agreement shall be terminated immediately, but such termination shall not affect the liability of Wanda Group, Wanda Commercial or the Investors for breach of contract.